================================================================================
Prospectus Supplement
To Prospectus Dated November 28, 2000


                                3,000,000 SHARES

                                    XOMA Ltd.

                                  Common Shares


--------------------------------------------------------------------------------

o  We are offering 3,000,000 common shares    o Our common shares are listed
   pursuant to an underwriting agreement        on The Nasdaq  Stock Market
   with the underwriters of this offering.      under the symbol "XOMA." On June
                                                25, 2001, the last reported
                                                sales price of our common shares
                                                on Nasdaq was $15.04 per share.



     This investment involves a high degree of risk. Consider carefully the risk factors beginning on page 3 of the accompanying prospectus and on page S-3 of this prospectus supplement before you invest.


                                                             Underwriting Discounts
                                    Price to Public             and Commissions        Proceeds to XOMA Ltd.
                                    ---------------          ----------------------    --------------------
Per Share..................              $15.00                     $0.5625                     $14.4375
Total......................           $45,000,000                  $1,687,500                  $43,312,500


     Neither the SEC nor any state securities commission has approved these securities or determined that this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.


       U.S. Bancorp Piper Jaffray                   CIBC World Markets

         Adams, Harkness & Hill               Arnhold & S. Bleichroeder, Inc.


            The date of this prospectus supplement is June 26, 2001.

                                TABLE OF CONTENTS


Risk Factors........................................S-3      Price Range of Common Shares and Dividend
                                                                  Information..................................S-12
Incorporation of Information We File With The                Use of Proceeds...................................S-13
     SEC...........................................S-10      Underwriting......................................S-14
Special Note Regarding Forward-Looking                       Where You Can Get More Information................S-16
     Statements ...................................S-11      Legal Matters.....................................S-17

                                         ------------------------------

  You should read the information in this prospectus supplement together with the information in the accompanying prospectus, including the documents incorporated by reference.

                                  RISK FACTORS

     You should carefully consider the following factors and other information in this prospectus supplement and the accompanying prospectus before deciding to invest in common shares. You should also consider carefully the other information contained, or incorporated by reference in, this prospectus supplement or the accompanying prospectus. The risks and uncertainties described below and elsewhere are not the only ones facing our company and our shareholders. Additional risks and uncertainties may also adversely impair our business operations. The actual results of our business could differ materially from those described as a result of these risk factors. In such case, the trading price of our common shares could decline, and you may lose all or part of the money you paid to buy our common shares.

None Of Our Pharmaceutical Products Have Received Regulatory Approval; If Our Products Do Not Receive Regulatory Approval, Neither We Nor Our Third Party Collaborators Will Be Able To Manufacture And Market Them

     Even our most developed pharmaceutical product has yet to complete final clinical testing. We will be unable to manufacture and market our products without required regulatory approvals in the United States and other countries. The United States government and governments of other countries extensively regulate many aspects of our products, including:

     o    testing

     o    manufacturing

     o    promotion and marketing and

     o    exporting.

     In the United States, the Food and Drug Administration regulates pharmaceutical products under the Federal Food, Drug, and Cosmetic Act and other laws, including, in the case of biologics, the Public Health Service Act. At the present time, we believe that our products will be regulated by the FDA as biologics. State regulations may also affect our proposed products.

     In December 1992, we submitted an investigational new drug application to the FDA to begin human testing of our NEUPREX(R) product, a genetically-engineered fragment of a human protein (BPI). We have licensed worldwide rights to all pharmaceutical compositions containing BPI (including NEUPREX(R)) for treatment of meningococcemia (a potentially deadly bacterial infection principally of children) and in substantially all future anti-bacterial and anti-endotoxin human clinical indications to Baxter Healthcare Corporation. In April 2000, members of the FDA and representatives of XOMA and Baxter discussed results from the Phase III trial that tested NEUPREX(R) in pediatric patients with severe meningococcemia, and senior representatives of the FDA indicated that the data presented were not sufficient to support the filing of an application for marketing approval at that time. We and Baxter are therefore examining ways to supply additional data necessary to proceed with the filing. We cannot confirm that we will be able to supply such additional data. If we conduct an additional trial, we cannot assure you that the results will be adequate for approval. In September 1999, we discontinued patient enrollment in our Phase III clinical trial testing NEUPREX(R) in trauma patients with severe blood loss because an independent data safety monitoring board told us that interim results from the trial did not support continuing the trial. We have conducted earlier stage clinical trials testing NEUPREX(R) as a treatment in three additional indications:

     o prevention of complications following partial hepatectomy (a type of major liver surgery)

     o treatment of severe infections within the abdomen in combination with antibiotics and

     o treatment of cystic fibrosis patients (whose genetic disorder predisposes them to recurring bacterial lung infections).

Baxter has filed an investigational new drug application with the FDA to study NEUPREX(R) in Crohn's disease patients. We continue to evaluate with Baxter alternatives regarding additional indications. We cannot predict that results will support product approval or justify further development.

     In September 1996, XOMA and Genentech, Inc. announced that an investigational new drug application had been filed with the FDA for clinical testing of Xanelim(TM) (falizumeb) in patients with moderate to severe psoriasis. We completed a Phase II efficacy study in Canada in psoriasis patients in late 1998, subsequently received a $2 million milestone payment from Genentech, and agreed with Genentech to continue collaborative development of the product in psoriasis through Phase III and to expand the program to include all indications for the product. In May 2001, XOMA and Genentech announced preliminary positive results from the initial 12-week treatment periods of two Phase III pivotal trials of Xanelim(TM) in patients with moderate to severe plaque psoriasis. XOMA has also initiated and completed enrollment in a Phase I/II study of Xanelim(TM) in kidney transplant recipients.

     In November 2000, we initiated a Phase I study in cancer patients of ING-1, a high-affinity antibody to an antigen expressed on epithelial cell cancers (breast, colorectal, prostate and others) that is designed to destroy cancer cells by recruiting the patient's own immune system.

     Our other potential products will also require significant additional development, including extensive preclinical and clinical testing.

     The FDA has substantial discretion in both the product approval process and manufacturing facility approval process and we cannot predict at what point, or whether, the FDA will be satisfied with our submissions or whether the FDA will raise questions which may be material and delay or preclude product approval or manufacturing facility approval. As we accumulate additional clinical data, we will submit it to the FDA, which may have a material impact on the FDA product approval process.

     Given that regulatory review is an interactive and continuous process, we maintain a policy of limiting announcements and comments upon the specific details of the ongoing regulatory review of our products, subject to our obligations under the securities laws, until definitive action is taken.

Because All Of Our Products Are Still In Development, We Will Require Substantial Funds To Continue; We Cannot Be Certain That Funds Will Be Available And, If Not Available, We May Have To Take Actions Which Could Adversely Affect Your Rights

     If adequate funds are not available, we may have to dilute or otherwise adversely affect the rights of existing shareholders, curtail or cease operations or, in extreme circumstances, file for bankruptcy protection. We have spent, and we expect to continue to spend, substantial funds in connection with:

     o research and development relating to our products and production technologies

     o    scale-up of our production capabilities

     o    extensive human clinical trials and

     o    protection of our intellectual property.

We believe that, after giving effect to the proceeds of this offering, we have enough cash (including interest income) to meet our currently anticipated needs for operating expenses, working capital, equipment acquisi-tions and current research projects through approximately the middle of 2004. However, to the extent we experience changes in the timing or size of expenditures or unanticipated expenditures, these funds may not prove adequate for this period. We continue to evaluate strategic alliances, potential partnerships and financing arrangements which would further strengthen our competitive position and provide additional funding. Accordingly, we cannot assure you that:

     o    operations will generate meaningful funds

     o    additional agreements for product development funding can be reached

     o    strategic alliances can be negotiated or

     o adequate additional financing will be available for us to finance our own development on acceptable terms, if at all.

Cash balances and operating cash flow are influenced primarily by the timing and level of payments by the Company's licensees and development partners, as well as by the Company's operating costs.

Because All Of Our Products Are Still In Development, We Have Sustained Losses In The Past And We Expect To Sustain Losses In The Future

     We have experienced significant losses and, as of March 31, 2001, we had an accumulated deficit of approximately U.S.$487.2 million.

     For the year ended December 31, 2000 and the three months ended March 31, 2001, we had net losses of approximately U.S.$29.4 million, or U.S.$0.45 per common share (basic and diluted), and U.S.$7.6 million, or U.S.$0.11 per common share (basic and diluted), respectively. We expect to incur additional losses in the future. Our ability to make profits is dependent in large part on obtaining regulatory approval for our products and entering into agreements for product development and commercialization, both of which are uncertain. Our ability to fund our ongoing operations is dependent on the foregoing factors and on our ability to secure additional funds. We cannot assure you that we will ever make a profit or that cash flow from future operations will be sufficient to meet our needs.

If Third Party Collaborators Do Not Successfully Develop and Market Our Products, We May Not Be Able To Do So On Our Own

     Our financial resources and our marketing experience and expertise are limited. Consequently, we depend to a large extent upon securing the financial resources and marketing capabilities of third parties with whom we collaborate. In April 1996, XOMA and Genentech entered into an agreement whereby XOMA agreed to co-develop Genentech's humanized monoclonal antibody product Xanelim(TM). In April 1999, the companies extended and expanded the agreement. In January 2000, we licensed the worldwide rights to all pharmaceutical compositions containing BPI (including NEUPREX(R)) for treatment of meningococcemia and substantially all future anti-bacterial and anti-endotoxin human clinical indications to Baxter Healthcare Corporation. We cannot assure you that Genentech or Baxter will successfully develop or market any products.

     Even when we have a collaboration relationship, we cannot assure you that it will result in successful development of marketable products. For example, in June 1999, we licensed certain genetically-engineered fragments of BPI to Allergan Inc. to use in combination with other anti-infectives in products to treat bacterial ophthalmic infections. In May 2000, following successful product testing at Allergan, we expanded the collaboration to include "stand-alone" formulations of BPI and to cover eye infections caused by any microbes. In November 2000, Allergan advised us that for internal economic reasons they planned to discontinue development of BPI-derived ophthalmic anti-infective products. We cannot assure you that we will succeed in finding another licensee for these products or that any such licensee will be successful in developing and marketing the products.

     As of the date of this prospectus, we have not entered into any other license agreements regarding our other products currently in development. Although we continue to evaluate additional strategic alliances and potential partnerships, we cannot predict whether or when any such alliances or partnerships will be entered into.

If Any Of Our Products Receives Regulatory Approval, We May Not Be Able To Increase Existing Or Acquire New Manufacturing Capacity Sufficient To Meet Market Demand

     We have never commercially introduced any pharmaceutical products. We cannot assure you that the capacity of our existing manufacturing facilities can be increased to produce sufficient quantities of our products to meet market demand. Also, if we need additional manufacturing facilities to meet market demand, we cannot assure you that we will successfully obtain those facilities.

If Our Patent Protection For Our Principal Products and Processes Is Not Enforceable, We Will Not Realize Our Profit Potential

     Because of the length of time and the expense associated with bringing new products to the marketplace, we hold and are in the process of applying for a number of patents in the United States and abroad to protect our products and important processes and also have obtained or have the right to obtain exclusive licenses to certain patents and applications filed by others. However, the patent position of biotechnology companies generally is highly uncertain, and no consistent policy regarding the breadth of allowed claims has emerged from the actions of the U.S. Patent and Trademark Office with respect to biotechnology patents. Legal considerations surrounding the validity of biotechnology patents continue to be in transition, and we cannot assure you that historical legal standards surrounding questions of validity will continue to be applied or that current defenses as to issued biotechnology patents will in fact be considered substantial in the future. Accordingly, we cannot assure you as to:

     o the degree and range of protection any patents will afford against competitors with similar technologies

     o    if and when patents will issue

     o whether or not others will obtain patents claiming aspects similar to those covered by our patent applications or

     o the extent to which we will be successful in avoiding infringement of any patents granted to others.

     The Patent Office has issued and/or allowed 53 patents to us related to our BPI-based products, including novel compositions, their manufacture, formulation, assay and use. In addition, we are the exclusive licensee of BPI-related patents and applications owned by New York University and Incyte Pharmaceuticals Inc. The Patent Office has also issued and/or allowed nine patents to us related to our bacterial expression technology.

     If certain patents issued to others are upheld or if certain patent applications filed by others issue and are upheld, we may require licenses from others in order to develop and commercialize certain potential products incorporating our technology or we may become involved in litigation to determine the proprietary rights of others. We cannot assure you that these licenses, if required, will be available on acceptable terms or that such litigation will not be costly or will not have other adverse effects on our business.

     We may be required to engage in litigation or other proceedings to protect our intellectual property. We are currently engaged in litigation with Biosite Diagnostics Incorporated regarding certain license agreements relating to our expression technology. We cannot assure you that proceedings of this type will not be costly or will not have other adverse effects on our business.

     Due to the uncertainties regarding biotechnology patents, we also have relied and will continue to rely upon trade secrets, know-how and continuing technological advancement to develop and maintain our competitive position. All of our employees have signed confidentiality agreements under which they have agreed not to use or disclose any of our proprietary information. Research and development contracts and relationships between us and our scientific consultants and potential customers provide access to aspects of our know-how that are protected generally under confidentiality agreements. We cannot assure you that these confidentiality agreements will be honored or are enforceable. To the extent proprietary information is divulged to competitors or to the public generally, such disclosure may have a material adverse effect on our ability to develop or commercialize our products.

Other Companies May Render Some Or All Of Our Products Noncompetitive Or
Obsolete

     We cannot assure you that developments by others will not render our products or technologies obsolete or uncompetitive. Technologies developed and utilized by the biotechnology and pharmaceutical industries are continuously and substantially changing. Competition in the areas of genetically-engineered DNA-based and antibody-based technologies is intense and expected to increase in the future as a number of established biotechnology firms and large chemical and pharmaceutical companies advance in these fields. Many of these competitors may be able to develop products and processes competitive with or superior to our own for many reasons, including that they may have:

     o    significantly greater financial resources

     o    larger research and development and marketing staffs

     o    larger production facilities

     o entered into arrangements with, or acquired, biotechnology companies to enhance their capabilities or

     o    extensive experience in preclinical testing and human clinical trials.

     These factors may enable others to develop products and processes competitive with or superior to our own. In addition, a significant amount of research in biotechnology is being carried out in universities and other non-profit research organizations. These entities are becoming increasingly interested in the commercial value of their work and may become more aggressive in seeking patent protection and licensing arrangements.

     It is possible that one or more other companies may be developing one or more products based on BPI, and we cannot assure you that these product(s) will not prove to be more effective than NEUPREX(R).

     Without limiting the foregoing, XOMA is aware that Biogen Inc. has announced completion of Phase III testing of its Amevive(TM) product in chronic plaque psoriasis, Centocor Inc., a unit of Johnson & Johnson, is testing its rheumatoid arthritis and Crohn's disease drug in Phase II trials in psoriasis, Immunex Corp. may be testing its rheumatoid arthritis drug in psoriasis and other companies are developing monoclonal antibody or other products for treatment of inflammatory skin disorders. In particular, Biogen has announced that Amevive(TM) achieved positive results in two Phase III clinical trials in patients with moderate to severe plaque psoriasis and that it will file for approval of Amevive(TM) by the FDA in the U.S. and the EMEA in Europe in the second half of this year.

If We Do Business Internationally, We Will Be Subject To Additional Political, Economic and Regulatory Uncertainties

     We cannot assure you that we will be able to successfully operate in any foreign market. We believe that, because the pharmaceutical industry is global in nature, international activities will be a significant part of our future business activities and that, when and if we are able to generate income, a substantial portion of that income will be derived from product sales and other activities outside the United States. Foreign regulatory agencies often establish standards different from those in the United States, and an inability to obtain foreign regulatory approvals on a timely basis could have an adverse effect on our business. International operations may be limited or disrupted by:

     o    imposition of government controls

     o    export license requirements

     o    political or economic instability

     o    trade restrictions

     o    changes in tariffs

     o    restrictions on repatriating profits

     o    taxation and

     o    difficulties in staffing and managing international operations.

     Also, our business may be adversely affected by fluctuations in currency exchange rates.

Because We Are A Relatively Small Biopharmaceutical Company With Limited Resources, We May Not Be Able To Attract And Retain Qualified Personnel, And The Loss Of Key Personnel Could Delay Or Prevent Achieving Our Objectives

     Our success in developing marketable products and achieving a competitive position will depend, in part, on our ability to attract and retain qualified scientific and management personnel, particularly in areas requiring specific technical, scientific or medical expertise. There is intense competition for such personnel, and we cannot assure you that we will be able to attract or retain them. Our research, product development and business efforts would be adversely affected by the loss of one ore more of key members of our scientific or management staff.

Because We Engage In Human Testing, We Are Exposed To An Increased Risk Of Product Liability Claims, Which Would Have An Adverse Effect On Our Business

     The testing and marketing of medical products entails an inherent risk of allegations of product liability. We believe that we currently have adequate levels of insurance for our clinical trials; however, we cannot assure you that, in the event of one ore more large awards, such levels will provide adequate coverage. We will seek to obtain additional insurance, if needed, if and when our products are commercialized; however, we cannot assure you that adequate insurance coverage will be available or be available at acceptable costs or that a product liability claim would not materially adversely affect our business.

Our Shareholder Rights Agreement Or Bye-laws May Prevent Transactions That Could Be Beneficial To Our Shareholders

     Our shareholder rights agreement could make it considerably more difficult or costly for a person or group to acquire control of XOMA in a transaction that our board of directors opposes.

     Our bye-laws:

     o require certain procedures to be followed and time periods to be met for any shareholder to propose matters to be considered at annual meetings of shareholders, including nominating directors for election at those meetings;

     o authorize our board of directors to issue up to 1,000,000 preference shares without shareholder approval and to set the rights, preferences and other designations, including voting rights, of those shares as the board of directors may determine; and

     o contain provisions, similar to those contained in the Delaware General Corporation Law, that may make business combinations with interested shareholders more difficult.

     These provisions of our shareholders rights agreement and our bye-laws, alone or in combination with each other, may discourage transactions involving actual or potential changes of control, including transactions that otherwise could involve payment of a premium over prevailing market prices to holders of common shares, or could limit the ability of shareholders to approve transactions that they may deem to be in their best interests.

Because We Have No History Of Profitability And Because The Biotechnology Sector Has Been Characterized By Highly Volatile Stock Prices, Announcements We Make And General Market Conditions For Biotechnology Stocks Could Result In A Sudden Change In The Value Of Our Stock

     As a biopharmaceutical company, we have experienced significant volatility in our common shares. Fluctuations in our operating results and general market conditions for biotechnology stocks could have a significant impact on the volatility of our common share price. From July 1, 2000 through June 25, 2001, our share price has ranged from a low of U.S. $4.00 to a high of U.S. $16.50. On June 25, 2001 the last reported sale price of the common shares as reported on The Nasdaq Stock Market was U.S. $15.04 per share. Factors contributing to such volatility include:

     o    results of preclinical studies and clinical trials,

     o    evidence of the safety or efficacy of our products,

     o    announcements of new collaborations,

     o    failure to enter into collaborations,

     o    developments in existing collaborations,

     o    our funding requirements and the terms of our financing arrangements,

     o announcements of technological innovations or new indications for our therapeutic products,

     o    government regulations,

     o    developments in patent or other proprietary rights,

     o    the number of shares outstanding,

     o    the number of shares trading on an average trading day,

     o announcements regarding other participants in the biotechnology and pharmaceutical industries, and

     o    market speculation regarding any of the foregoing.

If You Were To Obtain A Judgment Against Us, It May Be Difficult To Enforce Against Us Because We Are A Foreign Entity

     We are a Bermuda company. All or a substantial portion of our assets may be located outside the United States. As a result, it may be difficult for investors to enforce in United States courts judgments obtained against us. We have irrevocably agreed that we may be served with process with respect to actions based on offers and sales of securities made hereby in the United States by serving Christopher J. Margolin, c/o XOMA Ltd., 2910 Seventh Street, Berkeley, California 94710, our United States agent appointed for that purpose. XOMA has been advised by its Bermuda counsel, Conyers Dill & Pearman, that there is doubt as to whether Bermuda courts would enforce judgments of United States courts obtained in (a) actions against such persons or XOMA that are predicated upon the civil liability provisions of the Securities Act or (b) original actions brought in Bermuda against XOMA or such persons predicated upon the Securities Act. There is no treaty in effect between the United States and Bermuda providing for such enforcement, and there are grounds upon which Bermuda courts may not enforce judgments of United States courts. Certain remedies available under the United States federal securities laws may not be allowed in Bermuda courts as contrary to that nation's policy.

                INCORPORATION OF INFORMATION WE FILE WITH THE SEC

     The following documents filed by XOMA with the SEC pursuant to the Securities Exchange Act are "incorporated by reference" in this prospectus supplement, which means we can disclose important information to you by referring you to these documents and they are considered to be a part of this prospectus supplement:

(1) annual report on Form 10-K for the fiscal year ended December 31, 2000 (file no. 000-26169);

(2) quarterly report on Form 10-Q for the quarterly period ended March 31, 2001 (file no. 000-26169);

(3) current report on Form 8-K dated and filed January 30, 2001, as amended by an amendment on Form 8-K/A dated and filed on February 13, 2001 (file no. 0-14710); and

(4) the description of the common shares in the registration statement on Form 8-A dated and filed on May 21, 1999 under Section 12 of the Securities Exchange Act, including any amendment or report for the purpose of updating such description (registration no. 333-68045).

     All documents filed by XOMA with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act after the date of this prospectus supplement and before all of the common shares offered by this prospectus supplement have been sold are deemed to be incorporated by reference in, and to be part of, this prospectus supplement from the date any such document is filed.

     Any statements contained in a document incorporated by reference in this prospectus supplement are deemed to be modified or superseded for purposes of this prospectus supplement to the extent that a statement contained in this prospectus supplement (or in any other subsequently filed document which also is incorporated by reference in this prospectus supplement) modifies or supersedes such statement. Any statement so modified or superseded is not deemed to constitute a part of this prospectus supplement except as so modified or superseded.

                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     Some of the statements made in this prospectus supplement are forward-looking in nature, including those relating to the sufficiency of our cash position, the FDA regulatory process, timing and results of clinical trials and other aspects of product development, strategic collaborative relationships and other statements that are not historical facts. The words "believe," "plan," "intend," "expect" and similar expressions are intended to identify forward-looking statements. We caution you not to place undue reliance on these forward-looking statements. They apply only as of the date of this prospectus supplement or the accompanying prospectus, as the case may be, except that statements incorporated by reference from previously filed reports apply as of the date made. The occurrence of the events described, and the achievement of the intended results, depend on many events, some or all of which are not predictable or not within our control. Actual results may differ materially from those anticipated in any forward-looking statements. Many risks and uncertainties are inherent in the biopharmaceutical industry. Others are more specific to our business. Many of the significant risks related to our business are described in this prospectus. These include, among others, risks associated with technology and product development, sufficiency and availability of funds, marketing risks, patent and intellectual property matters, regulatory and manufacturing issues and risks associated with competition from other companies. Many of these risks are discussed further in "Risk Factors." We undertake no obligation to publicly update any forward-looking statements, regardless of any new information, future events or other occurrences. We advise you, however, to consult any additional disclosures we make in our reports to the SEC on Forms 10-K, 10-Q and 8-K.

                              --------------------

     We have not authorized any dealer, salesperson or other person to give you written information other than this prospectus supplement or to make representations as to matters not stated in this prospectus supplement. You must not rely on unauthorized information. This prospectus supplement is not an offer to sell these common shares or our solicitation of your offer to buy the common shares in any jurisdiction where that would not be permitted or legal. Neither the delivery of this prospectus nor any sales made hereunder after the date of this prospectus supplement should imply that the information contained in this prospectus or the affairs of XOMA have not changed since the date of this prospectus supplement.

              PRICE RANGE OF COMMON SHARES AND DIVIDEND INFORMATION

     XOMA's common shares (such common shares and the common stock of our predecessor Delaware corporation are referred to in this prospectus as the common shares) trade on the Nasdaq National Market under the symbol "XOMA." The following table sets forth the quarterly range of high and low reported sale prices of the common shares on the Nasdaq National Market for the periods indicated (in United States dollars):

                                                        High            Low

1999:
             First Quarter                           $4 3/16         $2 13/16
             Second Quarter                            6 3/4            2 1/2
             Third Quarter                                 8           2 1/32
             Fourth Quarter                            3 3/4                2

2000:
             First Quarter                               $16           $2 3/4
             Second Quarter                           10 1/8            3 1/8
             Third Quarter                            14 3/4                4
             Fourth Quarter                           15 1/4            7 3/4

2001:
             First Quarter                           $13 7/8          $6 1/32
             Second Quarter (through June 25)         16 1/2           5 5/16

     On June 25, 2001 the last reported sale price of the common shares as reported on The Nasdaq Stock Market was U.S. $15.04 per share.

     XOMA has not paid dividends on its common equity. XOMA currently does not intend to pay dividends and intends to retain any earnings for use in its business and the financing of its capital requirements for the foreseeable future. The payment of any future cash dividends on XOMA's common shares will necessarily be dependent upon the earnings and financial needs of XOMA, along with applicable legal and contractual restrictions.

                                 USE OF PROCEEDS

     We intend to use the net proceeds from this offering for general corporate purposes, including current research and development projects, the development of new products or technologies, equipment acquisitions, general working capital and operating expenses.

     We have not determined the amounts we plan to spend on any of the areas listed above or the timing of these expenditures. As a result, our management will have broad discretion to allocate the net proceeds from this offering. Pending application of the net proceeds as described above, we intend to invest the net proceeds of the offering in short-term, investment-grade, interest-bearing securities.

                                  UNDERWRITING

     Under the terms and subject to the conditions contained in an underwriting agreement dated June 26, 2001, we have agreed to sell to the underwriters named below the following respective numbers of common shares:

                                                               Number of
                            Underwriter                         Shares
                            -----------                         ------

     U.S. Bancorp Piper Jaffray                               1,335,000

     CIBC World Markets Corp.                                  999,000

     Adams, Harkness & Hill                                    333,000

     Arnhold & S. Bleichroeder, Inc.                           333,000

                           Total:                            300,000,000

     The underwriting agreement provides that the underwriters are obligated to purchase all the foregoing common shares in the offering if any are purchased. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated. In addition, the obligation of the underwriters to purchase the foregoing common shares are subject to certain conditions, as set forth in the underwriting agreement, and if all of those conditions are not satisfied, the offering may be terminated.

     The underwriters propose to offer the common shares initially at the public offering price on the cover page of this prospectus. After the public offering the underwriters may change the public offering price and concession and discount to broker/dealers.

     We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or execrable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of the underwriters for a period of 90 days after the date of this prospectus supplement, except issuances of common stock pursuant to the conversion or exchange of convertible or exchangeable securities or the exercise of warrants or options, in each case outstanding on the date hereof, grants of employee stock options pursuant to the terms of a plan in effect on the date hereof or issuances of common stock pursuant to the exercise of such options.

     We have agreed to indemnify the underwriters against liabilities under the amended Securities Act of 1933 or contribute to payments that the underwriters may be required to make in that respect.

     The shares of common stock are listed on the NASDAQ National Market under the symbol "XOMA".

     Certain of the underwriters and their affiliates have engaged and may engage in commercial and investment banking transactions with us in the ordinary course of their business. Certain of the underwriters and their affiliates also provide, or have provided, advisory and other financial services to us. They have received customary fees and expenses for these commercial and investment banking transactions and for these advisory and other financial services.

     In connection with the offering the underwriters may engage in stabilizing transactions, syndicate covering transactions, penalty bids and passive market making in accordance with Regulation M under the amended Securities Exchange Act of 1934.

o Stabilization transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

o Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

o Penalty bids permit the representative to reclaim a selling concession from a syndicate member when the common shares originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

o In passive market making, market makers in the common stock who are underwriters or prospective underwriters may subject to limitations, make bids for or purchases of our common stock until the time, if any, at which a stabilizing bid is made.

     These stabilizing transactions, penalty bids, and syndicate covering transactions may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of common stock. As a result the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the NASDAQ National Market or otherwise and, if commenced, may be discontinued at any time.

     A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters participating in this offering. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters that will make Internet distributions on the same basis as other allocations.

                       WHERE YOU CAN GET MORE INFORMATION

     This prospectus supplement is part of a registration statement that we have filed with the SEC. The registration statement contains exhibits and other information not included in this prospectus supplement or the accompanying prospectus. At your request, we will provide you, without charge, a copy of any documents incorporated by reference in, or included as exhibits to, our registration statement. If you would like more information, write or call us at:

                                    XOMA Ltd.
                               2910 Seventh Street
                               Berkeley, CA 94710
                            Telephone: (510) 644-1170

     XOMA files annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any reports, statements and other information we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. XOMA's SEC filings are also available to the public on the SEC Internet site at http://www.sec.gov.

                                  LEGAL MATTERS

     Certain legal matters will be being passed upon for the Company by Conyers Dill & Pearman, Hamilton, Bermuda; Christopher J. Margolin, General Counsel of the Company; and Cahill Gordon & Reindel, New York, New York. Certain legal matters will be passed upon for the Underwriters by Solomon, Zauderer, Ellenhorn, Frischer & Sharp, New York, New York.

================================================================================
Prospectus
                                    XOMA Ltd.
                                  Common Shares

--------------------------------------------------------------------------------


o We may from time to time issue up to      o  We may sell these common shares
  10,000,000 common shares. We will            to or through underwriters and
  specify in the accompanying prospectus       also to other purchasers or
  supplement the terms of any such             through agents. We will set forth
  offering.                                    the names of any underwriters or
                                               agents in theaccompanying
                                               prospectus supplement.


     This investment involves a high degree of risk. Consider carefully the risk factors beginning on page 4 of this prospectus before you invest.

                              --------------------

     Neither the SEC nor any state securities commission has approved these securities or determined that this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

                              --------------------

                The date of this prospectus is November 28, 2000.

                                TABLE OF CONTENTS


About This Prospectus............................   2       Use of Proceeds..................................  14
Risk Factors.....................................   3       Description of Share Capital.....................  15
Incorporation of Information We File                        Plan of Distribution.............................  18
   with the SEC..................................  10       Legal Opinion....................................  19
Special Note Regarding Forward-Looking                      Experts..........................................  19
   Statements....................................  11       Where You Can Get More Information...............  19
XOMA.............................................  12
Price Range of Common Shares and Dividend
   Information...................................  13

                              ABOUT THIS PROSPECTUS

     This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or SEC, utilizing a "shelf" registration process. Under this shelf process, we may sell up to 10,000,000 common shares. Each time we sell common shares, we will provide a prospectus supplement that will contain specific information about the terms of that offering.

                                  RISK FACTORS

     You should carefully consider the following factors and other information in this prospectus before deciding to invest in common shares.

None Of Our Pharmaceutical Products Have Received Regulatory Approval; If Our Products Do Not Receive Regulatory Approval, Neither We Nor Our Third Party Collaborators Will Be Able To Manufacture And Market Them

     Even our most developed pharmaceutical product has yet to complete final clinical testing. We will be unable to manufacture and market our products without required regulatory approvals in the United States and other countries. The United States government and governments of other countries extensively regulate many aspects of our products, including:

     o    testing

     o    manufacturing

     o    promotion and marketing and

     o    exporting.

     In the United States, the Food and Drug Administration regulates pharmaceutical products under the Federal Food, Drug, and Cosmetic Act and other laws, including, in the case of biologics, the Public Health Service Act. At the present time, we believe that our products will be regulated by the FDA as biologics. State regulations may also affect our proposed products.

     In December 1992, we submitted an investigational new drug application to the FDA to begin human testing of our NEUPREX(R) product, a genetically-engineered fragment of a human protein (BPI). In April 2000, members of the FDA and representatives of XOMA and Baxter Healthcare Corporation, to whom we have licensed worldwide rights to all pharmaceutical compositions containing BPI (including NEUPREX(R)) for treatment of meningococcemia and in substantially all future anti-bacterial and anti-endotoxin human clinical indications, discussed results from the Phase III trial that tested NEUPREX(R) in pediatric patients with severe meningococcemia (a potentially deadly bacterial infection principally of children), and senior representatives of the FDA indicated that the data presented were not sufficient to support the filing of an application for marketing approval at that time. We and Baxter are therefore examining ways to supply additional data necessary to proceed with the filing. We cannot confirm that we will be able to supply such additional data. If we conduct an additional trial, we cannot assure you that the results will be adequate for approval. In September 1999, we discontinued patient enrollment in our Phase III clinical trial testing NEUPREX(R) in trauma patients with severe blood loss because an independent data safety monitoring board told us that interim results from the trial did not support continuing the trial. We have conducted earlier stage clinical trials testing NEUPREX(R) as a treatment in three additional indications:

     o prevention of complications following partial hepatectomy (a type of major liver surgery)

     o treatment of severe infections within the abdomen in combination with antibiotics and

     o treatment of cystic fibrosis patients (whose genetic disorder predisposes them to recurring bacterial lung infections).

We are currently evaluating with Baxter alternatives regarding future indications. Should we decide to conduct trials in such future indications, we cannot predict that the results will support product approval or justify further development.

     In September 1996, XOMA and Genentech, Inc. announced that an investigational new drug application had been filed with the FDA for clinical testing of anti-CD11a in patients with moderate to severe psoriasis. We completed a Phase II efficacy study in Canada in psoriasis patients in late 1998, subsequently received a $2 million milestone payment from Genentech, and agreed with Genentech to continue collaborative development of the product in psoriasis through Phase III and to expand the program to include all indications for the product. Genentech has subsequently completed enrollment in two Phase III trials of anti-CD11a in psoriasis and XOMA has initiated and completed enrollment in a Phase I/II study of anti-CD11a in kidney transplant recipients.

     In November 2000, we initiated a Phase I study in cancer patients of ING-1, a high-affinity antibody to an antigen expressed on epithelial cell cancers (breast, colorectal, prostate and others) that destroys cancer cells by recruiting the patient's own immune system.

     Our other potential products will also require significant additional development, including extensive preclinical and clinical testing.

     The FDA has substantial discretion in both the product approval process and manufacturing facility approval process and we cannot predict at what point, or whether, the FDA will be satisfied with our submissions or whether the FDA will raise questions which may be material and delay or preclude product approval or manufacturing facility approval. As we accumulate additional clinical data, we will submit it to the FDA, which may have a material impact on the FDA product approval process.

     Given that regulatory review is an interactive and continuous process, we maintain a policy of limiting announcements and comments upon the specific details of the ongoing regulatory review of our products, subject to our obligations under the securities laws, until definitive action is taken.

Because All Of Our Products Are Still In Development, We Will Require Substantial Funds To Continue; We Cannot Be Certain That Funds Will Be Available And, If Not Available, We May Have To Take Actions Which Could Adversely Affect Your Rights

     If adequate funds are not available, we may have to dilute or otherwise adversely affect the rights of existing shareholders, curtail or cease operations or, in extreme circumstances, file for bankruptcy protection. We have spent, and we expect to continue to spend, substantial funds in connection with:

     o research and development relating to our products and production technologies

     o    scale-up of our production capabilities

     o    extensive human clinical trials and

     o    protection of our intellectual property.

We believe we have enough cash (including interest income) to meet our currently anticipated needs for operating expenses, working capital, equipment acquisitions and current research projects through at least the second quarter of 2002. We continue to evaluate strategic alliances, potential partnerships and financing ar-rangements which would further strengthen our competitive position and provide additional funding. Accordingly, we cannot assure you that:

     o    operations will generate meaningful funds

     o    additional agreements for product development funding can be reached

     o    strategic alliances can be negotiated or

     o adequate additional financing will be available for us to finance our own development on acceptable terms, if at all.

Cash balances and operating cash flow are influenced primarily by the timing and level of payments by the Company's licensees and development partners, as well as by the Company's operating costs.

Because All Of Our Products Are Still In Development, We Have Sustained Losses In The Past And We Expect To Sustain Losses In The Future

     We have experienced significant losses and, as of September 30, 2000, we had an accumulated deficit of approximately U.S.$470.2 million.

     For the year ended December 31, 1999 and the nine months ended September 30, 2000, we had net losses of approximately U.S.$45.8 million, or U.S.$.87 per common share (basic and diluted), and U.S.$20.0 million, or U.S.$0.31 per common share (basic and diluted), respectively. We expect to incur additional losses in the future. Our ability to make profits is dependent in large part on obtaining regulatory approval for our products and entering into agreements for product development and commercialization. Our ability to fund our ongoing operations is dependent on the foregoing factors and on our ability to secure additional funds. We cannot assure you that we will ever make a profit or that cash flow from future operations will be sufficient to meet our needs.

If Third Party Collaborators Do Not Successfully Develop and Market Our Products, We May Not Be Able To Do So On Our Own

     Our financial resources and our marketing experience and expertise are limited. Consequently, we depend to a large extent upon securing the financial resources and marketing capabilities of third parties with whom we collaborate. In April 1996, XOMA and Genentech entered into an agreement whereby XOMA agreed to co-develop Genentech's humanized monoclonal antibody product anti-CD11a. In April 1999, the companies extended and expanded the agreement. In January 2000, we licensed the worldwide rights to all pharmaceutical compositions containing BPI (including NEUPREX(R)) for treatment of meningococcemia and substantially all future anti-bacterial and anti-endotoxin human clinical indications to Baxter Healthcare Corporation. We cannot assure you that Genentech or Baxter will successfully develop or market any products.

     Even when we have a collaboration relationship, we cannot assure you that it will result in successful development of marketable products. For example, in June 1999, we licensed certain genetically-engineered fragments of BPI to Allergan Inc. to use in combination with other anti-infectives in products to treat bacterial ophthalmic infections. In May 2000, following successful product testing at Allergan, we expanded the collaboration to include "stand-alone" formulations of BPI and to cover eye infections caused by any microbes. In November 2000, Allergan advised us that for internal economic reasons they planned to discontinue development of BPI-derived ophthalmic anti-infective products. We cannot assure you that we will succeed in finding another licensee for these products or that any such licensee will be successful in developing and marketing the products.

     As of the date of this prospectus, we have not entered into any other license agreements regarding our other products currently in development. Although we continue to evaluate additional strategic alliances and potential partnerships, we cannot predict whether or when any such alliances or partnerships will be entered into.

If Any Of Our Products Receives Regulatory Approval, We May Not Be Able To Increase Existing Or Acquire New Manufacturing Capacity Sufficient To Meet Market Demand

     We have never commercially introduced any pharmaceutical products. We cannot assure you that the capacity of our existing manufacturing facilities can be increased to produce sufficient quantities of our products to meet market demand. Also, if we need additional manufacturing facilities to meet market demand, we cannot assure you that we will successfully obtain those facilities.

If Our Patent Protection For Our Principal Products Is Not Enforceable, We Will Not Realize Our Profit Potential

     Because of the length of time and the expense associated with bringing new products to the marketplace, we hold and are in the process of applying for a number of patents in the United States and abroad to protect our products and important processes and also have obtained or have the right to obtain exclusive licenses to certain patents and applications filed by others. However, the patent position of biotechnology companies generally is highly uncertain, and no consistent policy regarding the breadth of allowed claims has emerged from the actions of the U.S. Patent and Trademark Office with respect to biotechnology patents. Legal considerations surrounding the validity of biotechnology patents continue to be in transition, and we cannot assure you that historical legal standards surrounding questions of validity will continue to be applied or that current defenses as to issued biotechnology patents will in fact be considered substantial in the future. Accordingly, we cannot assure you as to:

     o the degree and range of protection any patents will afford against competitors with similar technologies

     o    if and when patents will issue

     o whether or not others will obtain patents claiming aspects similar to those covered by our patent applications or

     o the extent to which we will be successful in avoiding any patents granted to others.

     The Patent Office has issued and/or allowed 53 patents to us related to our BPI-based products, including novel compositions, their manufacture, formulation, assay and use. In addition, we are the exclusive licensee of BPI-related patents and applications owned by New York University and Incyte Pharmaceuticals Inc. The Patent Office has also issued and/or allowed nine patents to us related to our bacterial expression technology.

     If certain patents issued to others are upheld or if certain patent applications filed by others issue and are upheld, we may require licenses from others in order to develop and commercialize certain potential products incorporating our technology. We cannot assure you that these licenses, if required, will be available on acceptable terms.

     Due to the uncertainties regarding biotechnology patents, we also have relied and will continue to rely upon trade secrets, know-how and continuing technological advancement to develop and maintain our com-petitive position. All of our employees have signed confidentiality agreements under which they have agreed not to use or disclose any of our proprietary information. Research and development contracts and relationships between us and our scientific consultants and potential customers provide access to aspects of our know-how that are protected generally under confidentiality agreements. We cannot assure you that all confidentiality agreements will be honored or are enforceable.

Other Companies May Render Some Or All Of Our Products Noncompetitive Or
Obsolete

     We cannot assure you that developments by others will not render our products or technologies obsolete or uncompetitive. Technologies developed and utilized by the biotechnology and pharmaceutical industries are continuously and substantially changing. Competition in the areas of genetically-engineered DNA-based and antibody-based technologies is intense and expected to increase in the future as a number of established biotechnology firms and large chemical and pharmaceutical companies advance in these fields. Many of these competitors may be able to develop products and processes competitive with or superior to our own for many reasons, including that they may have:

     o    significantly greater financial resources

     o    larger research and development and marketing staffs

     o    larger production facilities

     o entered into arrangements with, or acquired, biotechnology companies to enhance their capabilities or

     o    extensive experience in preclinical testing and human clinical trials.

     Without limiting the foregoing, XOMA is aware that Biogen Inc. is in Phase III testing of its Amevive(TM) product in chronic plaque psoriasis, Immunex Corp. may be testing its rheumatoid arthritis drug in psoriasis and other companies are developing monoclonal antibody or other products for treatment of inflammatory skin disorders.

     These factors may enable others to develop products and processes competitive with or superior to our own. In addition, a significant amount of research in biotechnology is being carried out in universities and other non-profit research organizations. These entities are becoming increasingly interested in the commercial value of their work and may become more aggressive in seeking patent protection and licensing arrangements.

     It is possible that one or more other companies may be developing one or more products based on BPI, and we cannot assure you that these product(s) will not prove to be more effective than NEUPREX(R).

If We Do Business Internationally, We Will Be Subject To Additional Political, Economic and Regulatory Uncertainties

     We cannot assure you that we will be able to successfully operate in any foreign market. We believe that, because the pharmaceutical industry is global in nature, international activities will be a significant part of our future business activities and that, when and if we are able to generate income, a substantial portion of that income will be derived from product sales and other activities outside the United States. Foreign regulatory agencies often establish standards different from those in the United States, and an inability to obtain foreign regulatory approvals on a timely basis could have an adverse effect on our business. International operations may be limited or disrupted by:

     o    imposition of government controls

     o    export license requirements

     o    political or economic instability

     o    trade restrictions

     o    changes in tariffs

     o    restrictions on repatriating profits

     o    taxation and

     o    difficulties in staffing and managing international operations.

     Also, our business may be adversely affected by fluctuations in currency exchange rates.

Because We Are A Relatively Small Biopharmaceutical Company With Limited Resources, We May Not Be Able To Attract And Retain Qualified Personnel, And The Loss Of Key Personnel Could Delay Or Prevent Achieving Our Objectives

     Our success in developing marketable products and achieving a competitive position will depend, in part, on our ability to attract and retain qualified scientific and management personnel, particularly in areas requiring specific technical, scientific or medical expertise. There is intense competition for such personnel, and we cannot assure you that we will be able to attract or retain them. Our research, product development and business efforts would be adversely affected by the loss of a significant group of key members of our scientific or management staff.

Because We Engage In Human Testing, We Are Exposed To An Increased Risk Of Product Liability Claims, Which Would Have An Adverse Effect On Our Business

     The testing and marketing of medical products entails an inherent risk of allegations of product liability. We believe that we currently have adequate levels of insurance for our clinical trials. We will seek to obtain additional insurance, if needed, if and when our products are commercialized; however, we cannot assure you that adequate insurance coverage will be available or be available at acceptable costs or that a product liability claim would not materially adversely affect our business.

Our Shareholder Rights Agreement Or Bye-laws May Prevent Transactions That Could Be Beneficial To Our Shareholders

     Our shareholder rights agreement could make it considerably more difficult or costly for a person or group to acquire control of XOMA in a transaction that our board of directors opposes.

     Our bye-laws:

     o require certain procedures to be followed and time periods to be met for any shareholder to propose matters to be considered at annual meetings of shareholders, including nominating directors for election at those meetings;

     o authorize our board of directors to issue up to 1,000,000 preference shares without shareholder approval and to set the rights, preferences and other designations, including voting rights, of those shares as the board of directors may determine; and

     o contain provisions, similar to those contained in the Delaware General Corporation Law, that may make business combinations with interested shareholders more difficult.

     These provisions, alone or in combination with each other, may discourage transactions involving actual or potential changes of control, including transactions that otherwise could involve payment of a premium over prevailing market prices to holders of common shares, or could limit the ability of shareholders to approve transactions that they may deem to be in their best interests.

Because We Have No History Of Profitability And Because The Biotechnology Sector Has Been Characterized By Highly Volatile Stock Prices, Announcements We Make And General Market Conditions For Biotechnology Stocks Could Result In A Sudden Change In The Value Of Our Stock

     As a biopharmaceutical company, we have experienced significant volatility in our common shares. Fluctuations in our operating results and general market conditions for biotechnology stocks could have a significant impact on the volatility of our common share price. From November 1, 1999 through October 31, 2000, our share price has ranged from a low of U.S.$2 1/2 to a high of U.S.$16. Factors contributing to such volatility include:

     o    results of preclinical studies and clinical trials,

     o    evidence of the safety or efficacy of our products,

     o    announcements of new collaborations,

     o    failure to enter into collaborations,

     o    developments in existing collaborations,

     o    our funding requirements and the terms of our financing arrangements,

     o announcements of technological innovations or new indications for our therapeutic products,

     o    government regulations,

     o    developments in patent or other proprietary rights,

     o announcements regarding other participants in the biotechnology and pharmaceutical industries, and

     o    market speculation regarding any of the foregoing.

If You Were To Obtain A Judgment Against Us, It May Be Difficult To Enforce Against Us Because We Are A Foreign Entity

     We are a Bermuda company. All or a substantial portion of our assets may be located outside the United States. As a result, it may be difficult for investors to enforce in United States courts judgments obtained against us. We have irrevocably agreed that we may be served with process with respect to actions based on offers and sales of securities made hereby in the United States by serving Christopher J. Margolin, c/o XOMA Ltd., 2910 Seventh Street, Berkeley, California 94710, our United States agent appointed for that purpose. XOMA has been advised by its Bermuda counsel, Conyers Dill & Pearman, that there is doubt as to whether Bermuda courts would enforce judgments of United States courts obtained in (a) actions against such persons or XOMA that are predicated upon the civil liability provisions of the Securities Act or (b) original actions brought in Bermuda against XOMA or such persons predicated upon the Securities Act. There is no treaty in effect between the United States and Bermuda providing for such enforcement, and there are grounds upon which Bermuda courts may not enforce judgments of United States courts. Certain remedies available under the United States federal securities laws may not be allowed in Bermuda courts as contrary to that nation's policy.

                INCORPORATION OF INFORMATION WE FILE WITH THE SEC

     The following documents filed by XOMA with the SEC pursuant to the Securities Exchange Act are "incorporated by reference" in this prospectus, which means we can disclose important information to you by referring you to these documents and they are considered to be a part of this prospectus:

(1) annual report on Form 10-K for the fiscal year ended December 31, 1999 as amended by an amendment on Form 10-K/A dated and filed on April 25, 2000 (file no. 0-14710);

(2) quarterly reports on Form 10-Q for the quarterly periods ended March 31, 2000, June 30, 2000 and September 30, 2000 (file no. 0-14710);

(3) current report on Form 8-K dated January 24, 2000 filed on January 25, 2000, as amended by amendments on Form 8-K/A dated and filed on February 3, 2000 and March 9, 2000 (file no. 0-14710);

(4) current report on Form 8-K dated February 11, 2000 filed on February 14, 2000 (file no. 0-14710);

(5) current report on Form 8-K dated and filed on April 25, 2000 (file no. 0-14710);

(6) amendment to current report on Form 8-K/A dated and filed on November 17, 2000 (file no. 0-14710); and

(7) the description of the common shares in the registration statement on Form 8-A dated and filed on May 21, 1999 under Section 12 of the Securities Exchange Act, including any amendment or report for the purpose of updating such description (registration no. 333-68045).

     All documents filed by XOMA with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act after the date of this prospectus and before all of the common shares offered by this prospectus have been sold are deemed to be incorporated by reference in, and to be part of, this prospectus from the date any such document is filed.

     Any statements contained in a document incorporated by reference in this prospectus are deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus (or in any other subsequently filed document which also is incorporated by reference in this prospectus) modifies or supersedes such statement. Any statement so modified or superseded is not deemed to constitute a part of this prospectus except as so modified or superseded.

                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     Some of the statements made in this prospectus are forward-looking in nature, including those relating to the sufficiency of our cash position, the FDA regulatory process, timing and results of clinical trials and other aspects of product development, strategic collaborative relationships and other statements that are not historical facts. The occurrence of the events described, and the achievement of the intended results, depend on many events, some or all of which are not predictable or not within our control. Actual results may differ materially from those anticipated in any forward-looking statements. Many risks and uncertainties are inherent in the biopharmaceutical industry. Others are more specific to our business. Many of the significant risks related to our business are described in this prospectus. These include, among others, risks associated with technology and product development, sufficiency and availability of funds, marketing risks, patent and intellectual property matters, regulatory and manufacturing issues and risks associated with competition from other companies. Many of these risks are discussed further in "Risk Factors."

                              --------------------

     We have not authorized any dealer, salesperson or other person to give you written information other than this prospectus or to make representations as to matters not stated in this prospectus. You must not rely on unauthorized information. This prospectus is not an offer to sell these common shares or our solicitation of your offer to buy the common shares in any jurisdiction where that would not be permitted or legal. Neither the delivery of this prospectus nor any sales made hereunder after the date of this prospectus should imply that the information contained in this prospectus or the affairs of XOMA have not changed since the date of this prospectus.

                                      XOMA

     We are a biopharmaceutical company developing products to treat bacterial and fungal infections, infectious complications (such as those that may follow surgery), and immunologic and inflammatory disorders. Our current product development programs include:

     o Anti-CD11a, a humanized monoclonal antibody product being developed in collaboration with Genentech, Inc. Genentech has completed enrollment in two Phase III trials of anti-CD11a in psoriasis and we have initiated and completed enrollment in a Phase I/II study of anti-CD11a in kidney transplant recipients.

     o ING-1, a high-affinity antibody to an antigen expressed on epithelial cell cancers (breast, colorectal, prostate and others) that destroys cancer cells by recruiting the patient's own immune system. We have initiated a Phase I study of ING-1 in cancer patients.

     o Genimune(TM), a product developed using our proprietary targeted gelonin fusion technology. The product delivers a proprietary, genetically-engineered cytotoxin called rGelonin specifically to CD5-positive cells. The CD5 antigen is expressed on mature T cells and some B cells, but not stem cells or other tissues. The product may treat cancers such as T and B-cell lymphomas and chronic lymphocytic leukemia, as well as autoimmune diseases such as rheumatoid arthritis. We are seeking one or more partners for commercialization of the product and plan to outlicense the technology.

     o NEUPREX(R) (rBPI21), a genetically-engineered modified fragment of a human protein known as BPI and our lead BPI-derived product. The product completed a Phase III efficacy clinical trial in 1999 in one indication, with the resulting clinical data published in a peer-reviewed medical journal in September 2000, and has been in various earlier phase clinical trials in four additional indications. Further development of this product will continue under a licensing agreement with Baxter Healthcare Corporation.

     o Mycoprex(TM), a fungicidal compound that is currently in preclinical product development. It is initially targeted at systemic fungal infections. We are seeking one or more partners for commercialization of this product.

     o Antiangiogenic compounds, which are in preclinical development with an initial focus on retinal disorders. We are seeking one or more partners for clinical development and commercialization of this product.

     We believe our cash position and resulting interest income are sufficient to finance our currently anticipated needs for operating expenses, working capital, equipment acquisitions and current research projects through at least the second quarter of 2002. We continue to evaluate strategic alliances, potential partnerships and financing arrangements which would further strengthen our competitive position and provide additional funding. We cannot predict whether or when any such alliances, partnerships or arrangements will be consummated or whether additional funding will be available when required and on terms acceptable to us.

              PRICE RANGE OF COMMON SHARES AND DIVIDEND INFORMATION

     XOMA's common shares (such common shares and the common stock of our predecessor Delaware corporation are referred to in this prospectus as the common shares) trade on the Nasdaq National Market under the symbol "XOMA." The following table sets forth the quarterly range of high and low reported sale prices of the common shares on the Nasdaq National Market for the periods indicated (in United States dollars):

                                                    High            Low
                                                    ----            ---

    1998:
                 First Quarter                    $6 1/2          $4 5/16
                 Second Quarter                        6            4 1/4
                 Third Quarter                         5          1 27/32
                 Fourth Quarter                        5          1 13/16

    1999:
                 First Quarter                   $4 3/16         $2 13/16
                 Second Quarter                    6 3/4            2 1/2
                 Third Quarter                         8           2 1/32
                 Fourth Quarter                    3 3/4                2

    2000:
                 First Quarter                       $16           $2 3/4
                 Second Quarter                   10 1/8            3 1/8
                 Third Quarter                    14 3/4                4
                 Fourth Quarter (through          15 1/4            7 3/4
                 November 15)


     On October 31, 2000 the last reported sale price of the common shares as reported on the Nasdaq National Market was U.S.$12 3/16 per share. As of October 31, 2000, there were approximately 3,565 record holders of XOMA's common shares.

     XOMA has not paid dividends on its common equity. XOMA currently does not intend to pay dividends and intends to retain any earnings for use in its business and the financing of its capital requirements for the foreseeable future. The payment of any future cash dividends on XOMA's common shares will necessarily be dependent upon the earnings and financial needs of XOMA, along with applicable legal and contractual restrictions.

                                 USE OF PROCEEDS

     We intend to use the net proceeds from this offering for general corporate purposes, including current research and development projects, the development of new products or technologies, equipment acquisitions, general working capital and operating expenses.

     We have not determined the amounts we plan to spend on any of the areas listed above or the timing of these expenditures. As a result, our management will have broad discretion to allocate the net proceeds from this offering. Pending application of the net proceeds as described above, we intend to invest the net proceeds of the offering in short-term, investment-grade, interest-bearing securities.

                          DESCRIPTION OF SHARE CAPITAL

     The following statements with respect to our share capital are subject to the detailed provisions of XOMA's memorandum of continuance and bye-laws. These statements do not purport to be complete and, while we believe the descriptions of the material provisions of the memorandum of continuance and the bye-laws incorporated by reference are accurate statements with respect to such material provisions, such statements are subject to the detailed provisions in the memorandum of continuance and the bye-laws, to which reference is hereby made for a full description of such provisions.

COMMON SHARES

General

     The memorandum of continuance and the bye-laws provide that our authorized common share capital is limited to 135,000,000 common shares, par value U.S. $.0005 per share. As of October 31, 2000, there were 66,017,172 common shares outstanding.

Voting

     The holders of common shares are entitled to one vote per share. All actions submitted to a vote of shareholders shall be voted on by the holders of common shares, voting together as a single class (together with the Series A preference shares (as described below), if any), except as provided by law.

Dividends

     Holders of common shares are entitled to participate, on a share for share basis, with the holders of any other common shares outstanding, with respect to any dividends declared by our board of directors, subject to the rights of holders of preference shares. Dividends will generally be payable in U.S. dollars. We have not paid cash dividends on the common shares. We currently do not intend to pay dividends and intend to retain any of our earnings for use in our business and the financing of our capital requirements for the foreseeable future. The payment of any future cash dividends on the common shares is necessarily dependent upon our earnings and financial needs, along with applicable legal and contractual restrictions.

Liquidation

     On a liquidation of XOMA, holders of common shares will be entitled to receive any assets remaining after the payment of our debts and the expenses of the liquidation, subject to such special rights as may be attached to any other class of shares.

Redemption

     The common shares are not subject to redemption either by us or the holder thereof.

Variation Of Rights

     Under our bye-laws, if at any time our share capital is divided into different classes of shares, the rights attached to any class (unless otherwise provided by the terms of the issue of the shares of that class) may be varied with the consent in writing of the holders of a majority of the issued shares of that class either in writing or with the sanction of a resolution passed at a separate general meeting.

PREFERENCE SHARES

General

     Under our memorandum of continuance and bye-laws, we have the authority to issue 1,000,000 preference shares, par value U.S. $.05 per share. Of these, 650,000 preference shares have been designated Series A Cumulative Preference Shares and 7,500 preference shares have been designated Convertible Preference Shares, Series B. Under our bye-laws, subject to the special rights attaching to any class of our shares not being varied and to any resolution approved by the holders of 75% of the issued shares entitled to vote in respect thereof, our board of directors may establish one or more classes or series of preference shares having the number of shares, designations, relative voting rights, dividend rates, liquidation and other rights, preferences and limitations that the board of directors fixes without any shareholder approval.

The Series A Preference Shares

     There are no Series A preference shares outstanding. Pursuant to the rights of the Series A preference shares, subject to the rights of holders of any shares of any series of preference shares ranking prior and superior, the holders of Series A preference shares are entitled to receive, when, as and if declared by our board of directors out of funds legally available for the purpose, quarterly dividends payable in cash on the first day of March, June, September and December in each year, commencing on the first dividend payment date after the first issuance of a share or fraction of a share of Series A preference shares, in an amount per share equal to the greater of (a) $1.00 or
(b) 100 times the aggregate per share amount of all cash dividends, plus 100 times the aggregate per share amount of all non-cash dividends or other distributions, other than a dividend payable in common shares, declared on the common shares since the immediately preceding dividend payment date, or, with respect to the first dividend payment date, since the first issuance of Series A preference shares.

     In addition to any other voting rights required by law, holders of Series A preference shares shall have the right to vote on all matters submitted to a vote of our shareholders with each share of Series A preference shares entitled to 100 votes. Except as otherwise provided by law, holders of Series A preference shares and holders of common shares shall vote together as one class on all matters submitted to a vote of our shareholders.

     Unless otherwise provided in the rights attaching to a subsequently designated series of our preference shares, the Series A preference shares shall rank junior to any other series of preference shares as to the payment of dividends and distribution of assets on liquidation, dissolution or winding-up and shall rank senior to the common shares. Upon any liquidation, dissolution or winding-up of XOMA, no distributions shall be made to holders of shares ranking junior to the Series A preference shares unless, prior thereto, the holders of Series A preference shares shall have received an amount equal to accrued and unpaid dividends and distributions, whether or not declared, to the date of such payment, plus an amount equal to the greater of (1) $100.00 per share or (2) an aggregate amount per share equal to 100 times the aggregate amount to be distributed per share to holders of common shares or to the holders of shares ranking on parity with the Series A preference shares, except distributions made ratably on the Series A preference shares and all other such parity shares in proportion to the total amount to which the holders of all such shares are entitled upon such liquidation, dissolution or winding-up.

     If we shall enter into any consolidation, amalgamation, merger, combination or other transaction in which common shares are exchanged for or changed into cash, other securities and/or any other property, then any Series A preference shares outstanding shall at the same time be similarly exchanged or changed in an amount per share equal to 100 times the aggregate amount of cash, securities and/or other property, as the case may be, into which or for which each common share is changed or exchanged.

     The Series A preference shares shall not be redeemable.

The Series B Preference Shares

     There are no Series B preference shares outstanding. The 7,500 Series B preference shares have been designated for issuance upon conversion of the convertible subordinated loans to us made and to be made by Genentech in connection with the funding of the our development costs for hull24. Such loans are and will be convertible into Series B preference shares upon the occurrence of certain events relating to certain regulatory approvals, payment defaults, prepayments and other circumstances. Pursuant to the rights of the Series B preference shares, the holders of Series B preference shares will not be entitled to receive any dividends on the Series B preference shares.

     The Series B preference shares will rank senior with respect to rights on liquidation, winding-up and dissolution of XOMA to all classes of common shares. Upon any voluntary or involuntary liquidation, dissolution or winding-up of XOMA, holders of Series B preference shares will be entitled to receive $10,000 per share of Series B preference shares before any distribution is made on the common shares. The holders of Series B preference shares will have no voting rights, except as required under Bermuda law.

     The holders of Series B preference shares will have the right to convert Series B preference shares into common shares at a conversion price equal to the current market price of the common shares (determined as provided below). The current market price will be determined (a) for Series B preference shares issued in connection with a conversion of one or more of the convertible subordinated loans upon certain regulatory approvals, payment defaults or in certain other circumstances, as of the first date on which such a conversion occurs, and (b) for Series B preference shares issued in connection with certain prepayments of one or more of the convertible subordinated loans or a conversion thereof in certain other circumstances, as of the date of the issuance of such Series B preference shares.

     The Series B preference shares will be automatically converted into common shares at its then effective conversion rate immediately upon the transfer by the initial holder to any third party which is not an affiliate of such holder.

     We will have the right, at any time and from time to time, to redeem any or all Series B preference shares for cash in an amount equal to the conversion price multiplied by the number of common shares into which each such share of Series B preference shares would then be convertible.

OUTSTANDING WARRANTS

     XOMA issued 618,681 common stock purchase warrants in June 1998. Each June 1998 warrant outstanding entitles the holder thereof to purchase one common share, subject to anti-dilution adjustments. A holder may exercise the 1998 warrants at an exercise price of U.S.$7.00 per share on or before June 26, 2001.

     XOMA issued 250,000 common stock purchase warrants to Incyte in July 1998. Each Incyte warrant outstanding entitles the holder thereof to purchase one common share, subject to anti-dilution adjustments. A holder may exercise the Incyte warrants at an exercise price of U.S.$6.00 per share on or before July 9, 2008 or earlier upon the related license becoming fully paid up.

     XOMA issued 379,000 warrants to purchase common shares in January 1999 and March 1999, of which 175,000 remain outstanding. Each January and March 1999 warrant entitles the holder thereof to purchase one common share, subject to anti-dilution adjustments. A holder may exercise the January and March 1999 warrants at an exercise price of U.S.$5.85008 per share on or before January 29, 2004.

     XOMA issued 150,000 warrants to purchase common shares in July 1999. Each July 1999 warrant entitles the holder thereof to purchase one common share, subject to anti-dilution adjustments. A holder may exercise the July 1999 warrants at an exercise price of U.S.$5.75 per share on or before July 21, 2004.

     XOMA issued 250,000 warrants to purchase common shares in February 2000. Each February 2000 warrant entitles the holder thereof to purchase one common share, subject to anti-dilution adjustments. A holder may exercise the 2000 warrants at an exercise price of U.S.$5.00 per share on or before February 11, 2005.

     None of the warrants described above have been registered under the Securities Act and none may be transferred except pursuant to an effective registration statement under the Securities Act or pursuant to an exception from registration thereunder. Additionally, all of the warrants contain certain restrictions on their transfer. XOMA is not obligated and does not intend to register the warrants under the Securities Act.

                              PLAN OF DISTRIBUTION

     We may sell the common shares being offered hereby in one or more of the following ways from time to time:

     o    through dealers or agents to the public or to investors;

     o    to underwriters for resale to the public or to investors;

     o directly to investors (including upon conversion, exchange or exercise of outstanding securities of XOMA); or

     o    through a combination of such methods.

     We will set forth in a prospectus supplement the terms of the offering of securities, including:

     o    the name or names of any agents, dealers or underwriters;

     o the purchase price of the securities being offered and the proceeds we will receive from the sale;

     o any over-allotment options under which underwriters may purchase additional securities from us;

     o any agency fees or underwriting discounts and other items constituting agents' or underwriters' compensation;

     o    any discounts or concessions allowed or reallowed or paid to dealers;
          and

     o    any securities exchanges on which such securities may be listed.

                                  LEGAL OPINION

     The validity of the common shares to which this prospectus relates has been passed upon for XOMA by Conyers Dill & Pearman, located in Hamilton, Bermuda.

                                     EXPERTS

     The consolidated financial statements of XOMA Ltd. at December 31, 1998 and 1999 and for the years then ended, appearing in XOMA Ltd.'s annual report (Form 10-K), as amended, for the year ended December 31, 1999 have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

     The financial statements of XOMA Ltd. for the periods through December 31, 1997 incorporated by reference in this prospectus and elsewhere in the registration statement, to the extent and for the periods indicated in their report, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said report.

                       WHERE YOU CAN GET MORE INFORMATION

     This prospectus is part of a registration statement that we have filed with the SEC. The registration statement contains exhibits and other information not included in this prospectus. At your request, we will provide you, without charge, a copy of any documents incorporated by reference in, or included as exhibits to, our registration statement. If you would like more information, write or call us at:

                                    XOMA Ltd.
                               2910 Seventh Street
                               Berkeley, CA 94710
                            Telephone: (510) 644-1170

     XOMA files annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any reports, statements and other information we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. XOMA's SEC filings are also available to the public on the SEC Internet site at http://www.sec.gov.